Exhibit 99.1

Tiziana Life Sciences Announces Johns Hopkins University Commences Dosing Nasal Foralumab in Phase 2 Multiple Sclerosis Clinical Trial

NEW YORK, April 2, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced dosing has commenced at Johns Hopkins University (JHU) Autoimmunity Center of Excellence, the third clinical site in its Phase 2 trial evaluating intranasal foralumab for the treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS). Other active clinical sites in the study include Brigham and Women’s Hospital (BWH) and MS Center at Yale Medical Center.

The randomized, double-blind, placebo-controlled trial aims to assess the safety, tolerability, and efficacy of intranasal foralumab in patients with na-SPMS, a form of multiple sclerosis (MS) characterized by progressive neurological decline without relapses.

Dr. Pavan Bhargava, MD, Associate Professor of Neurology and principal investigator at JHU, emphasized the importance of advancing novel treatments for na-SPMS: “Patients with non-active SPMS currently have limited treatment options, and there is an urgent need for therapies that can modulate compartmentalized neuroinflammation and potentially slow disease progression. We are excited to participate in this clinical trial and explore the potential benefits of foralumab in this underserved population.”

“The addition of Johns Hopkins University to our Phase 2 trial to is a significant milestone in our mission to develop a novel approaches and treatment for na-SPMS.” Commented William A. Clementi, PharmD, Chief Development Officer of Tiziana Life Sciences. “Intranasal foralumab has demonstrated promising potential in modulating the immune system to reduce neuroinflammation, and we are eager to continue advancing this study to provide new hope for patients facing this disabling condition.”

Tiziana expects the blinded portion of the trial to be completed by the end of 2025. Following this phase, all participants, including those who initially received a placebo, will have the opportunity to enter a six-month open-label extension (OLE) period. This phase will allow further evaluation of the safety, tolerability, and efficacy of intranasal foralumab in a broader patient population.

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, stated: “Our commitment to innovation in neurodegenerative disease treatment is reinforced by the expansion of this trial to a third major clinical trial site. We believe intranasal foralumab represents a paradigm shift in addressing non-active Secondary Progressive MS, and we remain dedicated to advancing its development to benefit patients in need.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

2	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com